Press Release	Source: InMedica Development Corporation

InMedica Development Corp. Announces Completion of CritPoint™ Prototype by Wescor, Inc.

November 2, 2005

SALT LAKE CITY, November 2 /PRNewswire-FirstCall/ -- InMedica Development Corporation (OTC Bulletin Board: IMDD.OB), of Salt Lake City, Utah announced today that Wescor, Inc. of Logan Utah had completed the prototype of the CritPoint™ Non-Invasive Hematocrit Device.

The Directors of MicroCor, a subsidiary of InMedica, have accepted the prototype as complying with the condition of Phase I of the Joint Development Agreement between the companies and have agreed to issue 500,000 new shares of MicroCor common stock to Wescor in consideration for their work on this phase of the project.

Wescor has started work on Phase II of the project, which includes engineering testing, production of additional prototypes, as well as clinical trials, as stipulated in the Joint Development Agreement. The Agreement, signed in September of 2004, involves the development of the Non-Invasive Hematocrit Technology for which InMedica, through its subsidiary, MicroCor, has been issued four patents.

InMedica, through its subsidiary MicroCor, Inc., is engaged in the development of a patented technology that measures hematocrit, the percentage of whole blood made up of red cells, non-invasively through the skin using electrical impedance. Other methods of hematocrit measurement require blood be drawn through a finger, ear or venous (arm) puncture. Hematocrit is measured as a test for the presence of anemia (low hematocrit), a primary symptom for a large number of disease states as well as malnutrition. Because of the large number of diseases for which anemia is a primary symptom, hematocrit is one of the most frequently ordered diagnostic tests.

From its facilities in Logan, Utah, Wescor, a private corporation, has been developing, manufacturing, and marketing instruments, appliances, and related products for the diagnostic laboratory market for more than three decades. Its Biomedical Products Division has established a reputation for high quality products as well as quality technical support to back up its products. Additional information is available on Wescor’s Web Site at www.wescor.com.

This press release contains forward-looking statements. These forward-looking statements are subject to risks, uncertainties, and other factors, which may cause the Company’s results to differ materially from expectations. These risks include, but are not limited to, risks relating to the ability to obtain funding, regulatory approvals, further development, market acceptance, as well as other risks described from time to time in the Company’s SEC filings.

CONTACT: Ralph Henson, CEO of InMedica Development Corporation, 801-521-9300, or fax: 801-497-9445